Exhibit 17.1
September 14, 2007
To the Board of Directors of Sontra Medical Corporation:
     I hereby tender my resignation as a member of the Board of Directors of Sontra Medical Corporation, effective as of the Closing Date as defined under that certain Agreement and Plan of Merger and Reorganization dated as of September 14, 2007 by and among Sontra Medical Corporation, Durham Pharmaceuticals Acquisition Co. and Durham Pharmaceuticals Ltd. (d/b/a Echo Therapeutics, Inc.).

Sincerely,
/s/ Joseph Amaral

Joseph Amaral, M.D.